UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2016

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: August 1, 2016	By:	/s/ M.K. Koo
Name: M. K. Koo
Title: Executive Chairman

SECOND QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q2 2016 Results

SHENZHEN, PRC – August 1, 2016 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the second quarter ended June 30, 2016.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half year Results
	Q2 2016	Q2 2015	YoY(%)(d)	1H 2016	1H 2015	YoY(%)(d)
Operation income	$637	$793	(20)	$1,291	$1,616	(20)
Net operation income	$347	$171	103	$551	$605	(9)
% of operation income	54.5%	21.6%		42.7%	37.4%
Operating loss	$(1,506)	$(2,667)	—	$(3,525)	$(5,154)	—
% of operation income	(236.4%)	(336.3%)		(273.0%)	(318.9%)
per share (diluted)	$(0.04)	$(0.06)	—	$(0.10)	$(0.12)	—
Net (loss) income (a) (b)	$(2,643)	$816	—	$(2,984)	$795	—
% of operation income	(414.9%)	102.9%		(231.1)%	49.2%
Basic (loss) income per share	$(0.07)	$0.02	—	$(0.08)	$0.02	—
Diluted (loss) income per share	$(0.07)	$0.02	—	$(0.08)	$0.02	—
Weighted average number of shares (’000)
Basic	36,700	41,563		36,700	42,088
Diluted	36,700	41,568		36,700	42,090

Notes:

(a)	Net loss for the three months ended June 30, 2016 mainly included exchange loss of $2.3 million as a result of the depreciation of Renminbi against US dollars in Q2 2016 and general and administrative expenses of $1.9 million, but partly offset by the interest income of $1.3 million earned from time deposits and net operation income $0.3 million.
(b)	Net loss for the six months ended June 30, 2016 mainly included the general and administrative expenses of $4.1 million and exchange loss of $2.3 million as a result of the depreciation of Renminbi against US dollars during the six months ended June 30, 2016, but partly offset by the interest income of $2.9 million earned from time deposits and net operation income $0.6 million.
(c)	Capitalization on project investment was $2.0 million for Q2 2016, totaling $3.3 million for the first half of year 2016, and our accumulated project investment was $36.3 million up to June 30, 2016, which was recorded under the account of real estate properties under development in the balance sheet as at June 30, 2016.
(d)	Percentage change is not applicable if either of the two periods contains a loss.
(e)	This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q2 2016 on page 7, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2016

Key Highlights of Financial Position

	As at June 30,	As at December 31,	As at June 30,
	2016	2015	2015
Cash, cash equivalents and short term investments	$199.7 million(a)	$207.4 million	$298.6 million
Ratio of cash(b) to current liabilities	52.60	35.06	5.07
Current ratio	58.69	39.30	5.56
Ratio of total assets to total liabilities	69.31	45.90	6.26
Return on equity	(2.3%)	(4.5%)	0.51%
Ratio of total liabilities to total equity	0.01	0.02	0.19

Notes:

(a)	As compared with December 31, 2015, the decrease of $7.7 million in the cash, cash equivalents and short term investments was mainly due to the payments of $3.3 million being made for land development project and accordingly to be recorded under the account of real estate properties under development in the balance sheet as at June 30, 2016.
(b)	Cash in the financial ratio included cash, cash equivalents and short term investments in the amount of $199.7million, $207.4 million and $298.6 million as at June 30, 2016, December 31, 2015 and June 30, 2015 respectively.

OPERATING RESULTS

Operation income for the second quarter of 2016 and the same quarter of last year were derived from properties and lands located in Shenzhen. Operating loss for the second quarter of 2016 was $1.5 million, a decrease of $1.2 million, compared to operating loss of $2.7 million in the second quarter of 2015. Operating loss for the six months ended June 30, 2016 was $3.5 million, a decrease of $1.7 million, compared to operating loss of $5.2 million in the same period of 2015. The rental agreement with an external lessee on the Guangming land ended in the second quarter of 2015 due to the expiry of lease terms. As such, from the third quarter of 2015 onwards, the operation income is reduced.

Net loss for the second quarter of 2016 was $2.6 million mainly represented the exchange loss of $2.3 million as a result of the depreciation of Renminbi against US dollars in Q2 2016 and general and administrative expenses of $1.9 million, partly offset by the interest income from time deposits of $1.3 million and net operation income of $0.3 million, or loss of $0.07 per diluted share, compared to net income of $0.8 million mainly represented the interest income from time deposits of $2.3 million, exchange gain of $0.6 million as a result of the appreciation of Renminbi against US dollars in the second quarter of 2015, net operation income of $0.2 million and incentive government allowance of $0.2 million, partly offset by the general and administrative expenses of $2.8 million, or $0.02 per diluted share in the second quarter of 2015

Net loss for the six months ended June 30, 2016 was $3.0 million and mainly included the general and administrative expenses of $4.1 million and exchange loss of $2.3 million as a result of the depreciation of Renminbi against US dollars during the six months ended June 30, 2016, partly offset by the interest income from time deposits of $2.9 million and net operation income of $0.6 million, or loss of $0.08 per diluted share, compared to net income of $0.8 million mainly included interest income from time deposits of $4.8 million, net operation income of $0.6 million, exchange gain of $0.5 million as a result of the appreciation of Renminbi against US dollars during the six months ended June 30, 2015 and reversal of liabilities of $0.5 million, partly offset by the general and administrative expenses of $5.8 million, or $0.02 per diluted share in the same period of 2015.

Capitalization on project investment was $2.0 million for Q2 2016, totaling $3.3 million for the first half of year 2016, and our accumulated project investment was $36.3 million up to June 30, 2016, which is recorded under the account of real estate properties under development in the balance sheet as at June 30, 2016.

Our business of land development is now in the preparation stage where it takes time to apply for the relevant licences from the PRC government. During this preparation stage of the land development process, our only sources of income are from limited deposit interest and rental income; therefore, we expect to incur losses during this stage.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q2 2016 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

Schedules of the Two Projects in Shenzhen

As a part of our preparation for the development of our “Inno Park” project, our internal team is working closely with the external project management company (WSP Parsons Brinckerhoff), quantity surveyor (Currie & Brown) and architectural design firm (Ronald Lu and Partners), on revising and updating the master layout plan of our “Inno Park” for the application of the third license, < Permit for Construction Engineering Planning>, and we believe that we can obtain the necessary permits and licenses and start the construction on schedule.

As a part of our preparation for the development of the “Inno City” project, we have begun our preparation and will kick-off the project soon.

In accordance with the current plan, the construction of our Inno Park project is expected to commence around June 2017, and the construction of our Inno City project is expected to commence around September 2019.

Real Estate Market Conditions in China

According to the Knight Frank Global Residential Cities Index, which tracks the performance of housing prices across 150 cities worldwide, the survey result for Q1 2016 that was released on July 11, 2016 found that housing prices among several cities in China accounted for four of the world’s top five high performing cities. In particular, Shenzhen leads the rank with a price growth of 62.5% recorded in the year preceded March 2016, followed by Shanghai with an annual growth of 30.5%. Nanjing and Beijing also ranked fourth and fifth with annual price growths of 17.8% and 17.6%, respectively. For a limited time, you may find Knight Frank Global Residential Cities Index on the website of Knight Frank. This report, however, also mentioned that in spite of the rapid growth in housing prices, new rules introduced in March 2016 by the PRC government in certain tier one cities, including Shenzhen and Shanghai, are likely to lead to a more muted growth for the remainder of 2016.

Our “Inno City” project is located 4km away from Qianhai after its expansion, a special economic zone within Shenzhen, which has attracted many foreign banks and leading financial institutions in the past two years in response to the belief that Qianhai will be made a test bed for China’s Renminbi liberalization and other financial reforms.

Recently, a commercial plot in Shenzhen that measures 152,400 square meters in size was sold for $2.1 billion in June 2016, a price that was 1.6 times higher than the local government’s minimum asking price and counted as the highest amount ever paid for a single parcel of land in China as at the end of the first half of 2016. This parcel of land is located 1.8 km away from our “Inno Park” project. However, we note that our “Inno Park” is zoned as an industrial plot, not a commercial plot, as compared to this other parcel of land.

Outside of the first tier cities, the overall property market conditions in China remained sluggish with high levels of unsold properties. Property price adjustments in China are widely expected in the second half of 2016 and we will closely monitor the market trends.

In view of the movement of the property market in Shenzhen for the past 12 months, we have engaged three internationally well-known independent appraisal firms (namely Jones Lang Lasalle, Savills and DTZ) to prepare the latest valuation reports on our three land parcels (in Guangming, Gushu and Wuxi). For a limited time, you may find these reports on our Company website.

A summary of our planned gross floor area of the two land parcels in Shenzhen is as follows:

	Inno Park Guangming, Shenzhen	Inno City Gushu, Shenzhen
		East	West
Plot ratios	2.55	6.00
Gross floor area (“GFA”) sq meters	265,000	134,180	134,200
Underground floor area sq meters	93,018	40,000	40,000
Total CFA ( construction floor area) sq meters	358,018	348,380

Please note that the eventual plot ratio and GFA for the two parcels of land could be different from the above descriptions, and are subject to the final approval of the relevant authorities in China and adjustment by ourselves.

As for our Wuxi plant, the factory building continues to be listed for sale and we expect it to be sold by 2017.

We currently derive a majority of our income from rental and interest income. Since the beginning of 2016, we have seen a stabilizing trend on the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the Peoples Bank of China (“PBOC”) to keep Renminbi denominated official time deposit interest rates in China at a low level throughout 2016. With this lower interest rate and rental income, we expect to continue to incur operating losses in 2016 and beyond.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi denominated assets to US dollars for our reporting purposes has resulted in foreign exchange loss in this quarter. As such, we do expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the US dollars. Nevertheless, as a majority of our payments are in Renminbi, we also do not expect the movement of Renminbi against the US dollar to adversely impact our business.

As of June 30, 2016, we have a total cash balance of $199.7 million and no debt. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects within the coming two years. All of our land development related applications are subject to government policies and regulations in the real estate market. As this is our first venture into the land development projects after the cessation of our LCM business, we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. As we are currently in the planning stage of our property projects, and can only generate small income from deposit and rental income, we will continue to record operating losses. Cash on hand is expected to drop continuously, but most of the expenses incurred will be for project development, which will be capitalized as real estate properties under development (non-current asset) on our balance sheet. For more information on risks in our business, please refer to the Risk Factors section of the 2015 Form 20-F as filed with the SEC and on our website.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2016

As announced on December 23, 2015, the Company set the payment schedule of quarterly dividends for 2016. The dividend for Q3 2016 was paid on July 20, 2016.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2016.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2016	December 31, 2015	January 15, 2016	$0.02	PAID
Q2 2016	March 31, 2016	April 15, 2016	$0.02	PAID
Q3 2016	June 30, 2016	July 20, 2016	$0.02	PAID
Q4 2016	September 30, 2016	before October 31, 2016	$0.02

Total for Full Year 2016			$0.08

The Company’s decision to continue making the dividend payments in 2016 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2016 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2016, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2016

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2015 to release the quarterly financial results for 2016. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results
Quarter	Date of release
Q1 2016	April 25, 2016 (Monday)
Q2 2016	August 1, 2016 (Monday)
Q3 2016	October 31, 2016 (Monday)
Q4 2016	January 23, 2017 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2016 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depends upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2016, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Gushu and Guangming, Shenzhen, China. , We are converting these two parcels of land that formally housed the manufacturing facilities of our prior businesses into high-end commercial complexes. We expect our principal income in the future will be derived from rental income from these commercial complexes.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2016 AND 2015

(In Thousands of US dollars except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Operation income (1)	$637	$793	$1,291	$1,616
Operation expense	290	622	740	1,011

Net operation income	347	171	551	605
Costs and expenses
General and administrative expenses	1,853	2,838	4,076	5,759

	1,853	2,838	4,076	5,759
Operating loss	(1,506)	(2,667)	(3,525)	(5,154)
Other (expenses) income, net(2)	(2,432)	1,305	(2,349)	1,382
Interest income	1,295	2,284	2,890	4,827
Interest expenses	—	(106)	—	(260)

(Loss) income before income tax	(2,643)	816	(2,984)	795

Consolidated (loss) income Other comprehensive income	(2,643 —)	816 —	(2,984 —)	795 —

Consolidated comprehensive (loss) income(3)	$(2,643)	$816	$(2,984)	$795

(Loss) earnings per share
Basic	$(0.07)	$0.02	$(0.08)	$0.02
Diluted	$(0.07)	$0.02	$(0.08)	$0.02
Weighted average number of shares (’000)
Basic	36,700	41,563	36,700	42,088
Diluted	36,700	41,568	36,700	42,090

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee with a term of three and a half years since May 2014.
(2)	Other (expenses) income, net, included exchange loss of $2.3 million and loss from Wuxi operations of $0.1 million for the three months ended June 30, 2016.
(3)	Consolidated comprehensive loss for the three months ended June 30, 2016 mainly included exchange loss of $2.3 million as a result of the depreciation of Renminbi against US dollar in the second quarter of 2016 and general and administrative expenses of $1.9 million, partly offset by the interest income earned from time deposits of $1.3 million and net operation income $0.3 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2016 AND DECEMBER 31, 2015

(In Thousands of US dollars)

	June 30,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents(1)	$145,887	$157,371
Short term investments(1)	53,849	49,983
Prepaid expenses and other receivables (3)	3,307	3,472
Finance lease receivable – current	—	1,403
Assets held for sale	19,797	20,254

Total current assets	222,840	232,483

Real estate properties under development, net(2) (3)	36,306	35,298
Property, plant and equipment, net(3)	3,818	3,586
Other assets(3)	223	113

Total assets	$263,187	$271,480

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable(3)	$533	$252
Accrued expenses and other payables(3)	1,796	2,727
Dividend payable	1,468	2,936

Total current liabilities	3,797	5,915

EQUITY
Shareholders’ equity:
Common shares	367	367
Additional paid-in capital	243,545	243,280
Retained earnings	23,359	26,343
Accumulated other comprehensive loss	(7,881)	(4,425)

Total shareholders’ equity	259,390	265,565

Total liabilities and shareholders’ equity	$263,187	$271,480

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $53.8 million and $50.0 million as at June 30, 2016 and December 31, 2015, respectively, are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.
(2)	Capitalization on project investment was $2.0 million for Q2 2016, $3.3 million for the first half of year 2016, and accumulated project investment of $36.3 million up to June 30, 2016.
(3)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.

NAM TAI PROPERTY INC.

CONSENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2016 AND 2015

(In Thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net (loss) income	$(2,643)	$816	$(2,984)	$795
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	665	1,323	1,669	2,108
Gain on disposal of property, plant and equipment and land use right	(7)	(29)	(7)	(31)
Gain on disposal of idle property, plant and equipment	—	—	—	(106)
Share-based compensation expenses	266	340	266	378
Unrealized exchange loss (gain)	1,373	(1,831)	1,373	(1,831)
Changes in current assets and liabilities:
Decrease in prepaid expenses and other receivables	376	1,561	145	783
(Decrease) increase in accounts payable(1)	(427)	113	287	—
Decrease in accrued expenses and other payables(1)	(458)	(6,007)	(1,183)	(5,609)

Total adjustments	1,788	(4,530)	2,550	(4,308)

Net cash used in operating activities	$(855)	$(3,714)	$(434)	$(3,513)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment of real estate properties under development(1)	$(2,208)	$(385)	$(3,255)	$(675)
Purchase of property, plant & equipment(1)	(364)	(25)	(416)	(25)
(Increase) decrease in deposits for real estate properties under development(1)	(200)	—	276	—
Increase in deposits for purchase of property, plant and equipment(1)	(118)	—	(113)	—
Proceeds from disposal of property, plant and equipment and land use right	7	1,710	7	1,716
Proceeds from disposal of idle property, plant and equipment	—	—	—	106
Cash received from finance lease receivable	323	1,020	1,371	1,968
Decrease (increase) in short term investments	6,788	48,568	(3,894)	19,156

Net cash provided by (used in) investing activities	$4,228	$50,888	$(6,024)	$22,246

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(734)	$(852)	$(1,468)	$(1,704)
Share repurchase program	—	(16,583)	—	(16,583)
Proceeds from short term bank borrowing	—	55,000	—	55,000
Repayment of short term bank borrowing	—	(40,000)	—	(40,000)

Net cash used in financing activities	$(734)	$(2,435)	$(1,468)	$(3,287)

Net increase (decrease) in cash and cash equivalents	$2,639	$44,739	$(7,926)	$15,446
Cash and cash equivalents at beginning of period	146,797	183,467	157,371	212,760
Effect of exchange rate changes on cash and cash equivalents and short term investments	(3,549)	4,258	(3,558)	4,258

Cash and cash equivalents at end of period	$145,887	$232,464	$145,887	$232,464

Note:

(1)	Certain comparative amounts have been reclassified to conform with the current period’s presentation and disclosure.

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2016 AND 2015

(In Thousands of US dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive (loss) income was $(2,643) and $816 for the three months ended June 30, 2016 and 2015, respectively.

2.	A summary of the operation income, other (expenses) income, net, net (loss) income and long-lived assets by geographical areas is as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$637	$793	$1,291	$1,616

OTHER (EXPENSES) INCOME, NET:
- Gain (loss) on exchange difference	$(2,318)	$574	$(2,317)	$462
- Interest income from finance lease receivable	—	87	16	198
- Gain on disposal of idle property, plant and equipment	—	—	—	106
- Loss from Wuxi operations	(131)	(104)	(304)	(202)
- Others	17	748	256	818

Total other (expenses) income, net	$(2,432)	$1,305	$(2,349)	$1,382

NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(673)	$(75)	$(1,598)	$315
- Hong Kong	(1,970)	891	(1,386)	480

Total net (loss) income	$(2,643)	$816	$(2,984)	$795

	June 30, 2016	December 31, 2015
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$36,306	$35,298
- Property, plant and equipment in PRC, excluding Hong Kong	475	129
- Hong Kong	3,343	3,457

Total long-lived assets	$40,124	$38,884